RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact: Neil Berkman Associates (310) 477 - 3118 info@berkmanassociates.com	Company Contact: James Doss, President (858) 549-6340 rfi@rfindustries.com

RF Industries Reports First Quarter Results

Company Declares Regular Quarterly Cash Dividend of $0.05 Per Common Share

SAN DIEGO, CA, March 15, 2012 . . . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced that sales for the first quarter ended January 31, 2012 increased 34% to a first quarter record $5,559,000 compared to sales of $4,140,000 in the first quarter last year. Consolidated net income, for the typically weakest seasonal quarter of the fiscal year, was $117,000, or $0.02 per diluted share, compared to $351,000, or $0.05 per diluted share, in the same period last year.

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of $0.05 per common share, payable April 16, 2012 to shareholders of record on March 30, 2012. RFI currently has approximately 6,860,000 common shares outstanding.

"Record first quarter sales at Bioconnect and RF Wireless combined with a seasonally strong performance at Cables Unlimited to produce the highest first quarter sales in RFI's history. Gross margins also improved at each of these three businesses. This strong performance was offset by lower sales at RF Connector & Cable Assembly, where project delays at large wireless carrier end-users slowed shipments to distributors and commodity costs increased, prior to the publication of the new RF Connector & Cable Assembly pricing schedule. Going forward, we anticipate that RFI will be participating in a number of new wireless and infrastructure projects scheduled for development this year," said Howard Hill, RFI's Chief Executive Officer.

RFI's overall first quarter gross margin was 45%, compared to 52% of sales in the same period last year. Margins were affected by higher commodity prices coupled with lower sales at RF Connector & Cable Assembly. Additionally, 26% of total first quarter sales were attributable to Cables Unlimited, acquired in June 2011, where a lower gross profit margin of 37% in the quarter significantly reduced RFI's Company-wide average gross margin.

Sales for the RF Connector & Cable Assembly segment were down 9% to $3,104,000 from $3,407,000 in the first quarter of fiscal 2011, primarily associated with a $202,000 sales decline at Aviel, which shipped a large military-related contract in the first quarter last year. Lower sales at Aviel and increased commodity prices at the RF Connector & Cable division reduced segment gross profit to 51%, compared to 56% of sales in the first quarter last year. Operating profit for this segment was $104,000, compared to $626,000 in the first quarter of fiscal 2011.

Bioconnect Medical Cabling and Interconnect sales increased 11% to a first quarter record $674,000 compared to $608,000 in the same period last year. Higher sales raised gross margin to 41%, compared to 37% of sales, and operating income was up 36% to $182,000 from $134,000 in the same period last year.

RF Wireless sales increased 169% to a first quarter record $337,000 from $125,000 in the first quarter last year as RadioMobile commenced delivering product for the Los Angeles County Fire Department wireless system upgrade. The bulk of the remaining approximate $2,350,000 in revenue associated with this contract is expected to be recognized in the current fiscal year. Gross margin improved to 35% from 32% of sales and the operating loss for this segment was cut in half to $108,000 from $231,000 in the same quarter last year. RadioMobile recently delivered a web-based reporting system for a large security services firm and, separately, received a contract to design, build and test a private shared wireless network in California.

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7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345

E-mail: rfi@rfindustries.com ● Internet: www.rfindustries.com

RF Industries Reports First Quarter Results

March 15, 2012

Page Two

In its traditionally weakest quarter, Cables Unlimited had first quarter sales of $1,444,000. A favorable product mix, combined with efficiency improvements made since its acquisition, raised gross margin to 37%, eclipsing a gross margin of only 22% of sales in the previous fourth quarter of fiscal 2011. Higher cash and non-cash expenses incurred for amortization and depreciation, primarily associated with intangible assets, combined with additional expenses for professional fees, resulted in operating income for Cables Unlimited of $37,000 for the quarter.

As of January 31, 2012, RFI reported cash and cash equivalents of $1,597,000 and investments in short-term certificates of deposits of $3,095,000 for a total of approximately $4,692,000 in liquid and short-term capital resources. Working capital was $13,306,000, the current ratio was 6 to 1 and stockholders' equity was $18,566,000, or $2.68 per outstanding share. During the quarter, the Company utilized cash of approximately $787,000 to repurchase 232,000 common shares in open market transactions and paid cash dividends of $353,000.

First Quarter Conference Call

RFI has scheduled a conference call for Monday, March 19, 2012, at 2:00 p.m. EDT to discuss its results for the quarter. The dial in number is (866) 770-7120 and the passcode is #16026168. A simultaneous webcast of the call can be accessed from the Investor Info page at www.rfindustries.com. A replay will be available after 4:00 p.m. EDT at this same Internet address. For a telephone replay, dial (888) 286-8010, passcode #77382622, after 4:00 p.m. EDT.

About RF Industries

RFI manufactures, designs and distributes Radio Frequency (RF) connectors and cable assemblies, medical cabling products, RF wireless products, and fiber optic cable products. Coaxial connectors, cable assemblies and custom microwave RF connectors are used for Wi-Fi, PCS, radio, test instruments, computer networks, antenna devices, aerospace, OEM and Government agencies. Medical Cabling and Interconnector products are specialized custom electrical cabling products for the medical equipment monitoring market. RF Wireless products include digital data transceivers for industrial monitoring, wide area networks, GPS tracking and mobile wireless network solutions. Fiber optic cable, connector and harness products serve computer, aerospace, computer networking and specialty applications.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division which was acquired in June 2011; unexpected difficulties or delays in implementing the new wireless system upgrade to the Los Angeles County Fire Department's existing remote communications equipment; and the Company's reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)
(UNAUDITED)

	Three Months Ended
	January 31,
	2012	2011
Net sales	$5,559	$4,140
Cost of sales	3,057	1,970
Gross profit	2,502	2,170
Operating expenses:
Engineering	290	296
Selling and general	2,011	1,346
Total operating expenses	2,301	1,642
Operating income	201	528
Interest income	18	11
Income before taxes	219	539
Provision for income taxes	104	188
Net income attributable to RF Industries Ltd. and Subsidiary	115	351
Net income attributable to deconsolidation of VIE	2	-
Consolidated Net income	$117	$351

Basic earnings per share:
Attributable to RF Industries and subsidiary	$0.02	$0.06
Attributable to VIE	0.00	0.00
Consolidated basic earnings per share	$0.02	$0.06

Diluted earnings per share:
Attributable to RF Industries and subsidiary	$0.02	$0.05
Attributable to VIE	0.00	0.00
Consolidated diluted earnings per share	$0.02	$0.05

Weighted average shares outstanding
Basic	7,002,929	5,899,406
Diluted	7,720,534	6,799,770

Dividends paid	353	85

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share amounts)

	Jan. 31,	Oct. 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,597	$1,761
Restricted cash	-	67
Certificates of deposit	3,095	4,095
Trade accounts receivable, net	2,888	2,606
Inventories	6,282	6,189
Prepaid income taxes	549	572
Other current assets	750	512
Deferred tax assets	611	611
TOTAL CURRENT ASSETS	15,772	16,413

Property and equipment, net	1,080	2,443
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,793	1,866
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	32	103
TOTAL ASSETS	$22,230	$24,378

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,274	$521
Accrued expenses	1,193	1,580
Mortgages payable	-	1,394

TOTAL CURRENT LIABILITIES	2,467	3,495
Deferred tax liabilities	1,072	1,072
Other long-term liabilities	125	133
TOTAL LIABILITIES	3,664	4,700

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 20,000,000 shares of $0.01 par
value; 6,929,365 and 7,110,507 shares issued and outstanding	69	71
Additional paid-in capital	11,472	11,382
Retained earnings	7,025	8,011
Total RF Industries Ltd. and Subsidiary	18,566	19,464

Noncontrolling interest	-	214
TOTAL EQUITY	18,566	19,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$22,230	$24,378